                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                              STAR SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   85517P 10 1
                                   -----------
                                 (CUSIP Number)


                             Robert E. Pokusa, Esq.,
                          General Counsel and Secretary
                              Star Scientific, Inc.
                         7475 Wisconsin Ave., Suite 850
                               Bethesda, MD 20814
                                 (301) 654-8300

                                 with a copy to:

                               Scott Herlihy, Esq.
                                Latham & Watkins
                            1140 Commerce Park Drive
                                    Suite 200
                              Reston, VA 20191-1549
                                 (703) 390-0900
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  MAY 28, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85517P 10 1                                               Page 2 of 8



---------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REGENT COURT TECHNOLOGIES, LLC
---------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[X]
                                                                                (b)[ ]

---------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
---------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
---------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
---------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                     ------------------------------------------------------------------
 NUMBER OF SHARES       8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                1,100,000
 REPORTING PERSON    ------------------------------------------------------------------
      WITH              9      SOLE DISPOSITIVE POWER

                     ------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,100,000
---------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,100,000
---------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


---------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
---------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO
---------------------------------------------------------------------------------------

CUSIP No. 85517P 10 1                                               Page 3 of 8

---------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           JONNIE R. WILLIAMS
---------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[X]
                                                                                (b)[ ]
---------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
---------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
---------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
---------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               15,894,819
                        ---------------------------------------------------------------
 NUMBER OF SHARES       8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                1,100,000
 REPORTING PERSON       ---------------------------------------------------------------
      WITH              9      SOLE DISPOSITIVE POWER

                               15,894,819
                        ---------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,100,000
---------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,994,819
---------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


---------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.4%
---------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------------------


CUSIP No. 85517P 10 1                                               Page 4 of 8
---------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FRANCIS E. O'DONNELL, JR., M.D.
---------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[X]
                                                                                (b)[ ]

---------------------------------------------------------------------------------------
    3      SEC USE ONLY
---------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
---------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
---------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
---------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               2,268,362
                        ---------------------------------------------------------------
NUMBER OF SHARES        8      SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH                  1,100,000
REPORTING PERSON        ---------------------------------------------------------------
     WITH               9      SOLE DISPOSITIVE POWER

                               2,268,362
                        ---------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               1,100,000
---------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,368,362
---------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


---------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.6%
---------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
---------------------------------------------------------------------------------------

CUSIP No. 85517P 10 1                                                Page 5 of 8

     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 10, 2000 by Regent Court Technologies, LLC, Jonnie Williams and Francis E. O'Donnell, Jr., M.D., with respect to the common stock, par value $.0001 per share, of Star Scientific, Inc.

     The purpose of this Amendment is to disclose certain dispositions and acquisitions by Mr. Williams of Star Scientific's common stock.


ITEM 1.   SECURITY AND ISSUER

     Item 1 is hereby amended and restated in it entirety to read as follows:

     This statement relates to the Common Stock, $.0001 par value per share (the "Common Stock"), of Star Scientific, Inc. ("Star Scientific"). Star Scientific's principal offices are located at 801 Liberty Way, Chester, VA 23836.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended as follows:

     Item 2(a) is amended and restated in its entirety to read as follows:

     The business address of Mr. Williams is 801 Liberty Way, Chester, VA 23836.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Williams used a loan in the amount of $470,000 to acquire the shares reported in Item 5(c). The purchase was financed by a promissory note (the "Note") issued on May 10, 2002 by Mr. Williams to the Irrevocable Trust #1 f/b/o Francis E. O'Donnell, Jr., M.D. (the "Trust"). The Note will mature on November 10, 2002.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The dispositions reported herein were bona fide gifts. Mr. Williams made the acquisition reported herein from the Trust in order to facilitate the Trust's diversification of its portfolio as announced in the Company's press release, dated April 1, 2002.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended as follows:

     Sections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety to read as follows:

CUSIP No. 85517P 10 1                                                Page 6 of 8



          (a) Regent Court Technologies, LLC beneficially owns 1,100,000 shares of Common Stock, constituting approximately 1.8% of the outstanding shares of Common Stock (computed on the basis of 59,741,481 shares of Common Stock outstanding as of April 30, 2002, as reported in Star Scientific's Form 10-Q for the three months ended March 31, 2002).

               Jonnie Williams beneficially owns an aggregate of 16,994,819 shares, or 28.4%, of the outstanding Common Stock.

               Francis E. O'Donnell, Jr., M.D. beneficially owns an aggregate of 3,368,362 shares, or 5.6%, of the outstanding Common Stock.

          (b) Messrs. Williams and O'Donnell share voting and dispositive power over the 1,100,000 shares of Common Stock owned by Regent Court Technologies, LLC.

               In addition to the Common Stock held through Regent Court Technologies, LLC: (1) Mr. Williams holds sole voting and dispositive power with respect to 15,894,819 shares of Common Stock, which he holds individually; and (2) Mr. O'Donnell holds sole voting and dispositive power with respect to 2,268,362 shares of Common Stock as trustee for trusts for the benefit of Mr. Williams' children.

          (c)  Mr. Williams has made the following recent dispositions:

               (1) On December 28, 2001, Mr. Williams transferred an aggregate of 199,999 shares of Common Stock pursuant to a series of bona fide gifts; and

               (2) On January 31, 2002, Mr. Williams transferred an aggregate of 124,446 shares of Common Stock pursuant to a series of bona fide gifts.

               On May 28, 2002, pursuant to the letter agreement, dated May 6, 2002, attached hereto as Exhibit 1, and in order to facilitate the Trust's diversification of its portfolio, Mr. Williams acquired 470,000 shares of Common Stock from the Trust for a price-per-share of $1.00.

               No other transactions in the Common Stock have been effected in the past 60 days by the filing persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Williams entered into the letter agreement, dated May 6, 2002, attached hereto as Exhibit 1, pursuant to which he made the acquisition described in Item 5(c).

CUSIP No. 85517P 10 1                                                Page 7 of 8


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and restated in its entirety to read as follows:

     Exhibit 1. Letter Agreement, dated May 6, 2002, among Irrevocable Trust #1 f/b/o Francis E. O'Donnell, Jr. and Francis E. O'Donnell, Jr. and, as Purchaser, Jonnie R. Williams.

     Exhibit 2. Joint Filing Agreement, dated May 15, 2002, among Regent Court Technologies, LLC, Jonnie Williams and Francis E. O'Donnell, Jr., M.D.

CUSIP No. 85517P 10 1                                                Page 8 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   REGENT COURT TECHNOLOGIES, LLC



                                   By: /s/ Jonnie R. Williams
                                      -----------------------------------------
                                   Name:  Jonnie R. Williams



                                   By: /s/ Francis E. O'Donnell, Jr.
                                      -----------------------------------------
                                   Name:  Francis E. O'Donnell, Jr., M.D.



                                   /s/ Jonnie R. Williams
                                   --------------------------------------------
                                   Jonnie R. Williams



                                   /s/ Francis E. O'Donnell, Jr.
                                   --------------------------------------------
                                   Francis E. O'Donnell, Jr., M.D., as trustee

Dated: June 5, 2002